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February 29, 2016

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 71 to the Registration Statement Filed on December 16, 2015
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Jessica Herlihy of Willkie Farr & Gallagher LLP on January 28-29, 2016.  The Amendment contains the prospectuses and statement of additional information for Aberdeen Funds (the “Registrant”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Comment No. 1:                                                     Please confirm that all series and class IDs have been updated on the Edgar database for the three Funds referenced in the cover letter whose names have been changed.

Response:                                                                                        The Registrant confirms that all series and class IDs have been updated.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:                                                     With respect to footnote 4 to the fee table of the Aberdeen Equity Long/Short Fund and any other Funds with a similar footnote, please confirm supplementally that the written contracts limiting operating expenses are filed as exhibits to the Registrant’s Registration Statement, as the Staff views these as material contracts.

Response:                                                                                        The Registrant confirms that all written contracts limiting operating expenses have been filed as exhibits to the Registration Statement.

Comment No. 3:                                                     With respect to footnote 4 to the fee table of the Aberdeen Equity Long/Short Fund and any other Funds with a similar footnote, please revise the fourth sentence to read as follows: “The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser” (emphasis added).

Response:                                                                                        The Registrant respectfully declines to make the requested change, as the current language accurately reflects the expense limitation agreement between the Adviser and the Funds.

Comment No. 4:                                                     With respect to footnote 4 to the fee table of the Aberdeen Equity Long/Short Fund and any other Funds with a similar footnote, please confirm supplementally that the written contracts to reimburse the Fund for short-sale brokerage expenses are filed as exhibits to the Registrant’s Registration Statement, as the Staff views these as material contracts.

Response:                                                                                        The Registrant confirms that all written contracts to reimburse the Fund for short-sale brokerage expenses have been filed as exhibits to the Registration Statement.

Comment No. 5:                                                     With respect to the example table of the Aberdeen Equity Long/Short Fund and any other Funds that have entered into an expense limitation agreement, please confirm supplementally that the effect of the fee limitation has only been included in the one-year calculations in the table.

Response:                                                                                        The Registrant confirms that the effect of any fee limitation has only been included in the one-year example calculations for the applicable Funds.

Comment No. 6:                                                     With respect to all Funds that have “Sector Risk” as a principal risk, (A) please add to the principal strategies of the Fund that the Fund may invest a significant portion of investments in a particular sector and (B) if any particular sector rises to the level of a principal strategy, please identify that sector in the principal strategies and a risk factor for that sector.

Response:                                                                                        The Registrant respectfully declines to add specific sectors to the principal strategies of the Funds because (with the exception of the Global Natural Resources Fund’s focus on the natural resources sector and related industries) the Funds do not have specific strategies to invest in particular sectors. However, with respect to those Funds that currently have a significant portion of their assets invested in securities that belong to a particular sector, the Registrant has added a sector-specific risk factor describing the risks to which the Fund is subject, to the extent that it continues to have significant holdings in such sector.

Comment No. 7:                                                     With respect to all Funds that have language in their summary prospectuses under “Performance” that “Excluding the effect of any fee waivers or reimbursements, this performance is substantially similar to what each individual class would have produced because all classes invest in the same portfolio of securities”, please consider whether this language should be “Excluding the effect of any fees, this performance is substantially similar to what each individual class would have produced because all classes invest in the same portfolio of securities” (emphasis added) to more accurately describe the information.

Response:                                                                                        The Registrant submits that the above-referenced disclosure is accurate.  To clarify, however, the Registrant has added the following sentence to the disclosure: “[r]eturns would only differ to the extent of the differences in expenses between the two classes.”

Comment No. 8:                                                     With respect to all Funds that have language in their summary prospectuses under “Portfolio Managers” that “The Fund is managed using a team-based approach […]”, please remove this language from the summary prospectus as it is neither required nor permitted by Form N-1A.

Response:                                                                                        The Registrant respectfully declines to make the requested change, as it believes the disclosure is informative to investors.

Comment No. 9:                                                     With respect to all Funds that have language in their summary prospectuses under “Purchase and Sale of Fund Shares” that “Minimum investment requirements do not apply to purchases by employees of the Adviser or its affiliates (or their spouses, children or immediate relatives), or to certain retirement plans, fee-based programs or omnibus accounts. Certain endowments, non-profits, and charitable organizations may also be eligible for waiver of minimum investment requirements. If you purchase shares through an intermediary, different minimum account requirements may apply. The Trust reserves the right to waive investment minimums under certain circumstances”, please consider moving this language to another section as it is too much information for the summary prospectus.

Response:                                                                                        The Registrant respectfully declines to make the requested change, as it believes the disclosure is informative to investors.

Comment No. 10:                                              With respect to the Aberdeen Global Natural Resources Fund, the Aberdeen Emerging Markets Fund, the Aberdeen Emerging Markets Debt Fund and any other Funds that include the language in their principal strategies that one type of criteria Fund management will use to determine whether an issuer will be considered a certain type of company is whether the issuer “alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets[...]”, please consider deleting “on a consolidated basis” because the Staff believes that an issuer should meet the applicable criteria on its own, not as part of a conglomerate.

Response:                                        The Registrant respectfully declines to make the requested change, as many companies that issue securities in which a Fund may invest operate through subsidiaries.

Comment No. 11:                                              With respect to the Aberdeen Global Natural Resources Fund, the Staff notes that not all of the natural resources industries listed in the Fund’s principal strategies are listed in the corresponding section of the Statement of Additional Information (the “SAI”) entitled “Investment Restrictions — Concentration Policies” describing the industries in which the Fund will invest. Please revise the disclosure accordingly or explain the difference.

Response:                                                                                        The Registrant has revised the disclosure in the prospectus to conform to the industries listed in the SAI.

Comment No. 12:                                              With respect to all Funds that have “Country/Regional Focus Risk” as a principal risk, (A) please add to the principal strategies of the Fund that the Fund may invest a significant portion of investments in a particular country or region and (B) if any particular country or region rises to the level of a principal strategy, please identify that country or region in the principal strategies and a risk factor for that country or region.

Response:                                                                                        The Registrant respectfully notes that those Funds that invest a significant portion of their investments in a particular country or region as part of their principal investment strategies indicate such in their strategies and risks.  For the Global Natural Resources Fund, Global Equity Fund, Emerging Markets Debt Local Currency Fund, Global Fixed Income Fund and International Small Cap Fund, the Registrant respectfully declines to add specific countries or regions to the principal strategies or risk sections because the Funds do not have specific strategies to invest in particular countries or regions.  However, the Registrant believes it is informative to shareholders to include the “Country/Regional Focus Risk” disclosing that, from time to time, a Fund may have a significant amount of assets invested in securities of issuers of a single country or of a number of countries in a particular geographic region and therefore may be subject to a greater extent to risks associated therewith.

Comment No. 13:                                              With respect to the Aberdeen Global Natural Resources Fund, please consider adding a risk factor about current market conditions in the natural resources industry (i.e., low oil prices).

Response:                                                                                        The Registrant has added the requested disclosure to “Natural Resources Industries” under “Additional Information on Portfolio Instruments and Investment Policies” in the SAI.

Comment No. 14:                                              With respect to all Funds that show the performance of Class A shares in the bar chart and performance table of their summary prospectuses, please revise the language under “Performance” from “The returns in the table reflect the maximum sales charge for Class A” to “The returns in the bar chart do not reflect sales loads or account fees. If these amounts were reflected, returns would be less than those shown.” See Instruction 1(a) to Item 4(b)(2) of Form N-1A.

Response:                                                                                        The Registrant has added the requested disclosure, but has not deleted the above-referenced sentence, as it remains accurate.

Comment No. 15:                                              With respect to the Aberdeen U.S. Small Cap Equity Fund and any other Funds that include the language in their principal strategies that “A company is considered to be a U.S. company if Fund management determines that the company meets one or more of the following criteria: the company […]alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in the United States […]”, please (A) consider deleting “on a consolidated basis” because the Staff believes that a company should meet the applicable criteria on its own, not as part of a conglomerate and (B) please disclose in the Fund’s principal strategies what percentage of investments constitute the “highest concentration” of a company’s revenue or earnings.

Response:                                                                                        With respect to (A), please see the response to Comment No. 10 above.  With respect to (B), the Registrant respectfully declines to take this comment, as it believes that “highest concentration” is plain English.

Comment No. 16:                                              With respect to the Aberdeen U.S. Small Cap Equity Fund and any other Funds that include the language in their principal strategies that “These companies continue to be considered small for purposes of the Fund’s minimum 80% allocation to small company equities”, please add disclosure to the principal strategies that the Fund would not continue to purchase more of a company should it exceed the applicable definition at a later time.

Response:                                                                                        The Registrant respectfully declines to add disclosure as it does not consider it to be necessary.  The disclosure clearly states that the Fund will “invest at least 80%” in small-cap companies, which are defined in the prospectus.  The disclosure makes clear that the above-referenced type of companies would not meet the definition of small companies. Therefore, the Fund may not “invest” in them in seeking to meet its 80% policy.

Comment No. 17:                                              With respect to the Aberdeen China Opportunities Fund, please explain supplementally how the criteria that a company “issues securities denominated in the currency of China or Hong Kong” ensures that a company is economically tied to China or Hong Kong.

Response:                                                                                        The prospectus states that a company is generally considered to be China company based on “one or more” of certain criteria.  The Registrant submits that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is a China company.

Comment No. 18:                                              With respect to the Aberdeen International Equity Fund, please consider moving the second part of the Fund’s objective (“by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including emerging countries”) from the objective to the principal strategies.

Response:                                                                                        The Fund’s investment objective may only be changed upon approval by the Registrant’s Board of Trustees.  The Registrant will consider approaching the board to seek approval to make the requested change in the future.

Comment No. 19:                                              With respect to the Aberdeen Diversified Income Fund, the Staff notes the principal strategy that “The asset classes are selected primarily based on their income-generating potential, without regard to the source of income, although diversification benefits and potential for capital appreciation may also be considered” (emphasis added). Please consider whether this language should indicate that diversification benefits “will” be considered, given the name of the Fund.

Response:                                                                                        The Registrant has not made the requested change, as the asset classes are not always selected based on diversification benefits.

Comment No. 20:                                              With respect to all Funds that have “Floating Rate Loan Risk” as a principal risk, please add the following risk disclosures, or explain to the Staff why you are not including them: (A) “Loans can take significantly longer than seven days to settle and this can translate into risks for investors that they are not paid in a timely manner or the Fund may be forced to incur losses in order to pay redemption proceeds on time” and (B) “Loans are not securities. Investments in loans therefore may not have the protections of the federal securities laws.”

Response:                                                                                        The Registrant has revised “Floating Rate Loan Risk” under “Fund Details — Additional Information about Investments, Investment Techniques and Risks of the Underlying Funds” in the prospectus.  The Registrant further notes that these risks are disclosed under “Fund Details — Additional Information about Investments, Investment Techniques and Risks (except for the Funds-of-Funds and Underlying Funds) — Bank Loans Risk” in the prospectus and “Additional Information on Portfolio Instruments and Investment Policies — General Information about the Funds’ Portfolio Instruments and Investment Policies — Bank Loans” in the SAI.

Comment No. 21:                                              With respect to the Aberdeen Diversified Income Fund and the Aberdeen Dynamic Allocation Fund, please break out all components of the blended index into separate line items in the average annual total returns table.

Response:                                                                                        The Registrant respectfully declines to make the requested change, as it is not required by Form N-1A. The blended index is a secondary benchmark for the respective Fund’s performance.

Comment No. 22:                                              With respect to the Aberdeen Dynamic Allocation Fund and the Aberdeen Diversified Alternatives Fund, please note that the information in footnote 3 to the fee table is neither required nor permitted by Item 3 of Form N-1A. Accordingly, please move that information from the summary prospectus.

Response:                                                                                        The Registrant has made the requested change for the Aberdeen Dynamic Allocation Fund because dividend and interest expenses on short sales amounted to less than 0.01%.  The Registrant respectfully declines to make the requested change for the Aberdeen Diversified Alternatives Fund, as it believes the disclosure is informative to investors.

Comment No. 23:                                              With respect to the Aberdeen Diversified Alternatives Fund, the Staff notes the following: (A) the strategy that “the Fund may have significant exposure to one or more asset classes”

seems inconsistent with “Diversified” in the Fund’s name and (B) the principal strategies state that the Fund’s “non-traditional and alternatives exposures may include industry sector equity strategies, […] floating rate bank loans, emerging market equities [and] emerging market bonds […]”, which do not seem non-traditional or alternative. Please explain to the Staff how these investments are non-traditional or alternative with respect to the Fund.

Response:                                                                                        The Registrant notes that the Fund’s strategies disclose that it will allocate its assets among a range of asset classes and respectfully declines to make changes with respect to (A). In addition, the Registrant submits that it considers many of the types of investments identified in the Fund’s strategies to be “non-traditional” or “alternative.”

Comment No. 24:                                              With respect to the Asia Bond Fund, the Staff notes that the principal strategies indicate that “The Fund may invest without limit in emerging markets and in issuers of any market capitalization, including start-ups.” Accordingly, please consider adding “Small-Cap Securities Risk”, “Mid-Cap Securities Risk” and start-up risk to the Fund’s principal risks.

Response:                                                                                        The Registrant has added “Small-Cap Securities Risk” and “Mid-Cap Securities Risk” to the principal risks of the Fund. The Registrant respectfully declines to add a risk factor for start-ups because it believes the associated risks are adequately addressed in the risk disclosure for Small-Cap Securities Risk.

Comment No. 25:                                              With respect to the language in the principal strategies of the Aberdeen Asia Bond Fund that “An issuer is generally considered to be an Asian issuer if it: […] (iii) alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country in Asia”, please (A) consider deleting “on a consolidated basis” because the Staff believes that a company should meet the applicable criteria on its own, not as part of a conglomerate and (B) please disclose in the Fund’s principal strategies what percentage of investments constitute the “highest concentration” of an issuer’s revenue or earnings.

Response:                                                                                        Please see the response to Comment No. 15 above.

Comment No. 26:                                              With respect to the Aberdeen Asia Bond Fund and the Aberdeen Global Fixed Income Fund, please disclose whether the convertible debt securities that are included in the types of bonds in which each Fund may invest include contingent convertible securities. If so, please specifically reference contingent convertible securities and disclose the corresponding risks.

Response:                                                                                        The Registrant respectfully declines to make the referenced change, as each Fund does not intend to invest in contingent convertible securities on a principal basis. The Registrant notes that contingent convertible securities and their related risks are disclosed under “Additional Information on Portfolio Instruments and Investment Policies — General Information about the Funds’ Portfolio Instruments and Investment Policies — Convertible Securities — Contingent Convertible Securities” in the SAI.

Comment No. 27:                                              With respect to the Aberdeen Asia Bond Fund, please explain why “Country/Regional Focus Risk” is a principal risk of the Fund while the Fund’s strategies state that it will be “broadly diversified in terms of countries.”

Response:                                                                                        The Registrant respectfully notes that, while the Fund will be broadly diversified in terms of countries, it will have a significant portion of its assets invested in the Asia region.  However, to avoid confusion with respect to the use of the word “diversified”, the Registrant has modified the disclosure to eliminate the use of such term.

Comment No. 28:                                              With respect to the Aberdeen Asia Bond Fund, please consider adding risk disclosure on investments in foreign sovereign debt to “Foreign Securities Risk” in light of the Fund’s strategy that “An issuer is generally considered to be an Asian issuer if it: (a) is a government or government-related body of an Asian country […]”

Response:                                                                                        The Registrant has added disclosure on foreign sovereign debt to the Fund’s principal risks.

Comment No. 29:                                              With respect to the Aberdeen Asia-Pacific (ex-Japan) Equity Fund and all other Funds that disclose a portfolio manager’s term as being since “inception”, please update disclosure to provide the appropriate year.

Response:                                                                                        The Registrant respectfully declines to make the requested change, as it is not required by Form N-1A.

Comment No. 30:                                              With respect to the Aberdeen Asia-Pacific Smaller Companies Fund, please identify in the first paragraph of the Fund’s strategies those countries that are “Asia-Pacific” for purposes of the Fund’s 80% policy.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 31:                                              With respect to the Aberdeen Emerging Markets Fund, please consider moving the second part of the Fund’s objective (“by investing primarily in equity securities of emerging market country issuers”) from the objective to the principal strategies.

Response:                                                                                        Please see the response to Comment No. 18 above.

Comment No. 32:                                              With respect to the Aberdeen Emerging Markets Fund and the Aberdeen Emerging Markets Debt Fund, please consider revising the language in the principal strategies that “Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe” to provide a specific list of countries.

Response:                                                                                        The Registrant declines to make the requested changes because it believes the current language concisely summarizes the definition of emerging market countries and is more useful to shareholders than an exhaustive list.

Comment No. 33:                                              With respect to the Aberdeen Emerging Markets Debt Fund, please consider moving the language that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval” from the principal strategies to elsewhere, since this is not a strategy.

Response:                                                                                        The Registrant has removed this language from the Fund’s strategies.

Comment No. 34:                                              With respect to the Aberdeen Emerging Markets Debt Local Currency Fund, please be more specific as to what an “emerging market country” is for purposes of the Fund’s 80% policy.

Response:                                                                                        The Registrant respectfully notes that a definition of emerging market countries is included at the end of the first paragraph in its principal strategies. Please also see the response to Comment No. 32 above.

Comment No. 35:                                              With respect to the Aberdeen Global Fixed Income Fund, please disclose whether the Fund invests in variable or floating rate instruments as part of its 80% policy, given the Fund’s name and the list of fixed income securities in which the Fund may invest according to its principal strategies.

Response:                                                                                        The Registrant has added disclosure of variable and floating rate instruments to the Fund’s principal strategies and risks.

Comment No. 36:                                              With respect to the Aberdeen Global Fixed Income Fund, please be advised that the Staff has concerns about the liquidity of non-agency residential mortgage backed securities (“RMBS”). Please explain supplementally how much the Fund invests in non-agency RMBS and whether there is an upper limit on that investment. If the Fund views RMBS as a liquid holding, please explain the basis of that determination.

Response:                                                                                        The Registrant confirms that the Fund invests generally to a minimal extent in non-agency RMBS and has imposed an upper limit of 10% in such investments. The Fund views RMBS as liquid investments based on Fund management’s ability to trade such investments in the market and believes that such securities meet the definition of liquid because they are generally able to be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.  If the Fund’s management believes that a particular security does not meet such definition, it would not be considered liquid by the Fund.

Comment No. 37:                                              With respect to the Aberdeen Global Fixed Income Fund, the Staff notes that the principal strategies include bank loans as one type of fixed income security in which the Fund may invest. Please add risk disclosure as described in Comment 20 above.

Response:                                                                                        The Registrant has added “bank loans” as a principal risk of the Fund.

Comment No. 38:                                              With respect to the Aberdeen Global Fixed Income Fund, please consider adding risk disclosure on investments in foreign sovereign debt to “Foreign Securities Risk” in light of the strategy that “The Fund may invest up to: […] 25% of assets in the securities of any one foreign government, its agencies, instrumentalities and political subdivisions […]”.

Response:                                                                                        The Registrant has added disclosure on foreign sovereign debt to the Fund’s principal risks.

Comment No. 39:                                              With respect to the Aberdeen International Small Cap Fund, please add disclosure that the market capitalization ranges described in the Fund’s principal strategies will be applied on a country-by-country basis, taking into account, for example, that a company may be considered “large cap” in Japan but not in the United States.

Response:                                                                                        The Registrant respectfully declines to take this comment, as this is not required by the Fund’s principal strategies.

Comment No. 40:                                              With respect to the Aberdeen International Small Cap Fund, please explain why “Country/Regional Focus Risk” and “Sector Risk” are appropriate given the Fund’s strategy to “diversify its investments across companies, industries and countries.”

Response:                                                                                        The Registrant notes that while the Fund is diversified across companies, industries and sectors, such allocations may at times subject it to the referenced risks. Further, the Registrant respectfully notes that an industry is not the same as a sector. Nevertheless, to avoid any confusion in the future with respect to the use of the word “diversified” in this context, the Registrant has modified the disclosure to eliminate the use of such term.

Comment No. 41:                                              With respect to the Aberdeen Tax-Free Income Fund, please consider moving the second part of the Fund’s objective (“by investing in investment grade municipal obligations.”) from the objective to the principal strategies.

Response:                                                                                        Please see the response to Comment No. 18 above.

Comment No. 42:                                              If the Aberdeen Tax-Free Income Fund’s investments in Puerto Rico principal obligations rise to the level of a principal strategy, please disclose this in the principal strategies and disclose the risks of such investments in the Fund’s principal risks.

Response:                                                                                        The Registrant confirms that the Fund’s investments in Puerto Rico principal obligations do not rise to the level of a principal strategy and therefore has not added this disclosure.

Comment No. 43:                                              With respect to the Aberdeen Tax-Free Income Fund, please note that the SEC’s Frequently Asked Questions about Rule 35d-1 (Investment Company Names) states that funds that use the term “tax-exempt” in their names may not count securities that generate income subject to the alternative minimum tax toward their 80% requirement. Accordingly, please revise the Fund’s strategy that “[t]he income from these securities is exempt from regular federal income tax, but may be subject to the federal alternative minimum tax.”

Response:                                                                                        The Registrant confirms that such securities do not count toward the Fund’s 80% requirement and has deleted the referenced disclosure.

Comment No. 44:                                              With respect to the Aberdeen Tax-Free Income Fund, “Asset-Backed Securities”  is included as a principal risk but is not disclosed in the principal strategies. Please add disclosure of such investments to the strategies.

Response:                                                                                        The Registrant has removed “Asset-Backed Securities” from the summary prospectus with respect to the Fund as it has determined that it does not constitute a principal strategy of the Fund or rise to the level of a principal risk.

Comment No. 45:                                              With respect to the Aberdeen Ultra-Short Duration Bond Fund, please add “Foreign Securities Risk” as a principal risk given the principal strategy that “[t]he Fund may invest in U.S. Dollar-denominated foreign securities.”

Response:                                                                                        The requested disclosure has been added.

Comment No. 46:                                              With respect to the Aberdeen Ultra-Short Duration Bond Fund, “Active Trading Risk” is included as a principal risk. Please add disclosure that the Fund may engage in active and frequent trading to its principal strategies.

Response:                                                                                        The Fund has removed this principal risk as it is not a principal risk of the Fund at this time.

Comment No. 47:                                              The Aberdeen U.S. Multi-Cap Equity Fund states in its principal strategies that “for purposes of the 80% policy, the Fund will usually invest in securities with a market capitalization of $2 billion and above at the time of purchase.  While the Fund may sell a security if its market capitalization declines below this amount, the Fund is not required to sell a security solely because of market capitalization.” Given the name of the Fund, please consider revising the disclosure to indicate that the Fund invests across a variety of capitalizations.

Response:                                                                                        The Registrant has revised the Fund’s strategies to disclose that the Fund will invest in companies across a broad spectrum of market capitalizations.

Comment No. 48:                                              With respect to the Aberdeen European Equity Fund, please provide a definition of “European” for purposes of the 80% policy in the Fund’s principal strategies.

Response:                                                                                        The Registrant believes that the term European is plain English and does not require a definition.

Comment No. 49:                                              With respect to the Aberdeen European Equity Fund, please explain supplementally how the criteria that a company “issues securities denominated in the currency of a European market” indicates that a company is a European company, i.e., how it has economic ties to Europe.

Response:                                                                                        The prospectus states that a company is considered to be a European company based on “one or more” of certain criteria.  The Registrant submits that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is a European company.

Comment No. 50:                                              Given that “Country/Regional Focus Risk” is a principal risk of the Aberdeen European Equity Fund and the Aberdeen Latin America Equity Fund, please consider whether there is a particular focus on one country or region. If so, please add it to the applicable Fund’s principal strategies and add a specific risk factor.

Response:                                                                                        The Registrant respectfully notes that the risk factor applies to the European and Latin America regions, respectively, referenced in each Fund’s name and strategies.

Comment No. 51:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, the language beneath “Portfolio Turnover” that “[w]hile the Fund has not commenced operations as of the date of this prospectus, it is anticipated that the Fund’s turnover rate will typically be less than [     ]%” is neither permitted nor required by Form N-1A to be in the summary prospectus. Accordingly, please move this language to the back of the prospectus.

Response:                                                                                        The Registrant has removed this information from the summary prospectus and incorporated it into the SAI.

Comment No. 52:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, please explain supplementally how the criteria that a company “issues securities denominated in the currency of the United States” shows economic ties to the United States.

Response:                                                                                        The prospectus states that a company is considered to be a U.S. company based on “one or more” of certain criteria.  The Registrant submits that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is a U.S. company.

Comment No. 53:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, please explain how the following language is an appropriate description of “mid-cap”, as it seems high to the Staff: “the Fund generally will not consider a company with a market capitalization in excess of $30 billion to be mid cap; however, this maximum capitalization may change with market conditions” (emphasis added).

Response:                                                                                        The Registrant notes that this description is based on the mid-cap market index utilized by the Fund.

Comment No. 54:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, given the language in the principal strategies that “[w]hile the Fund may sell a security if its market capitalization exceeds or falls below the definition of mid-cap company, it is not required to sell solely because of that”, please clarify that the Fund cannot purchase any additional amount of such securities if they exceed or fall below the applicable definition.

Response:                                                                                        The Registrant respectfully declines to add disclosure as it does not consider it to be necessary.  The disclosure clearly states that the Fund will “invest at least 80%” in mid-cap companies, which are defined in the prospectus.  The disclosure makes clear that the above-referenced type of companies would not meet the definition of mid-cap companies. Therefore, the Fund may not “invest” in them in seeking to meet its 80% policy.

Comment No. 55:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, please consider adding to the principal strategies that the Fund may invest a significant portion of its assets in a particular sector, and if there is such a sector please identify it in both the principal strategies and risks.

Response:                                                                                        The Registrant respectfully declines to make any changes in response to the referenced comment, as the Fund does not currently intend to invest predominately in a particular sector.  Should this change in the future, the Fund will consider adding the applicable disclosure.

Comment No. 56:                                              The Staff notes that in the section of the prospectus entitled “Investing with Aberdeen Funds — Accounts with Low Balances” describes a $5 quarterly fee for accounts with low balances. Please add this fee as a line item in the fee table for all Funds as required by Form N-1A.

Response:                                                                                        Instruction 2(d) to Item 3 of Form N-1A provides in relevant part:  “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. . . . If an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table.”  Each Fund charges the $5 quarterly fee to accounts with a balance of less than $1,000, subject to certain exceptions.  Consequently, the Registrant respectfully submits that a typical investor in a Fund will not be charged this account fee, and that including the account fee in either the fee table or in a footnote would be misleading to the typical investor in a Fund that is not charged this account fee.

SAI Comments

Comment No. 57:                                              Please revise the industry classifications for purposes of each Fund’s concentration policy.  Please combine “natural gas distribution” and “natural gas pipeline” into one industry, or explain why they should remain separate industries.  Please explain why “combined electric and combined gas” is a separate industry from the electric and natural gas industries already listed.  Please explain the meaning of “captive borrowing conduit.”  Please combine “equipment finance, premium finance, leasing finance, consumer finance and other finance” into one industry, or explain why they should remain separate industries.

Response:                                                                                        Each Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen funds, whose fundamental restrictions cannot be changed without shareholder approval.  All of the Aberdeen funds rely on a third-party industry classification system (e.g., Bloomberg, GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction.

Comment No. 58:                                              Please remove the following language from “Investment Restrictions”: “In addition, notwithstanding the statement defining separate industries contained in the policy, each of the Funds may elect to consider certain of such industries as part of the same industry to be consistent with a third party industry classification system (e.g., GICS or Barclays Live).” In the Staff’s view, this appears to attempt to change a Fund’s concentration policy without a shareholder vote.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it notes the SEC stated in Guide 19 of the Guidelines to Form N-1A that a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Comment No. 59:                                              Throughout the “Investment Restrictions” section, please add disclosure that when applying the concentration policy to the Funds-of-Funds (i.e., the Aberdeen Diversified Income Fund, the Aberdeen Dynamic Allocation Fund and the Aberdeen Diversified Alternatives Fund), the Fund-of-Funds will consider the concentration of underlying funds when it applies its own concentration policy.

Response:                                                                                        The Registrant confirms that the Funds-of-Funds will take the concentration of underlying funds into account to the extent the Funds-of-Funds are aware of such concentration, but respectfully declines to add the requested disclosure.

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:                                Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP